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                       United States                OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION     OMB Number: 3235-0167
                    Washington, D.c.20549           Expires: October 31, 2004
                                                    Estimated average burden
                         Form 15                    hours per response....1.50


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                 Commission File Number  1-14227
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                     American Bank Note Holographics, Inc.
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             (Exact name of registrant as specified in its charter)

     399 Executive Boulevard, Elmsford, New York 10523 (914) 592-2355
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     Warrants to Purchase Common Stock, par value $.01 per share, exercisable until June 18, 2003.(1)(2)

     THIS FORM 15 IS BEING FILED SOLELY TO TERMINATE THE REGISTRATION OF THE WARRANTS OF AMERICAN BANK NOTE HOLOGRAPHICS, INC. WHICH EXPIRED ON JUNE 18, 2003. THE COMMON STOCK OF AMERICAN BANK NOTE HOLOGRAPHICS, INC. IS TO REMAIN REGISTERED.
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           (Titles of each class of securities covered by this Form)

                     Common Stock, par value $.01 per share
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     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


            Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i)  [X]         Rule 12h-3(b)(1)(i)  [ ]
Rule 12g-4(a)(1)(ii) [ ]         Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i)  [ ]         Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(ii) [ ]         Rule 12h-3(b)(2)(ii) [ ]
                                 Rule 15d-6           [ ]




Approximate number of holders of record as of the certification
or notice date:        zero
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Pursuant to the requirements of the Securities Exchange Act of 1934, American
Bank Note Holographics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   June 19, 2003            By: /s/ Kenneth H. Traub
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                                    Kenneth H. Traub
                                    President and Chief Executive Officer


(1)     On June 18, 2003, these warrants expired.
(2) A Registration Statement on Form 8-A was filed with the Securities and Exchange Commission on May 3, 2002 related to these securities.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.